UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B DE C.V.

(Name of Subject Company (Issuer))

AERODROME INFRASTRUCTURE S.À R.L.

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA, S.A. DE C.V.

BAGUAL S.À R.L.

GRENADIER S.À R.L.

PEQUOD S.À R.L.

HARPOON S.À R.L.

EXPANSE S.À R.L.

FINTECH HOLDINGS INC.

DAVID MARTÍNEZ

(Names of Filing Persons (Offerors))

SERIES B SHARES, without par value

AMERICAN DEPOSITARY SHARES, each representing 8 SERIES B SHARES

(Title of Class of Securities)

400501102

(CUSIP Number for ADSs)

Julio R. Rodriguez, Jr.

c/o Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Adam J. Brenneman, Esq.

Manuel Silva, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$412,888,904.66	$45,046.18

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as (i) (a) 60,155,201 outstandingSeries B ordinary shares, no par value, including Series B ordinary shares represented by outstanding American Depositary Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in each case not directly or indirectly owned by the Offerors (as defined herein) multiplied by (b) the offer price ofPs.137 per share, divided by (ii) 19.96 (based on an exchange rate of Ps.19.96 per U.S.$1.00, the exchange rate between Mexican pesos and U.S. dollars reported by the U.S. Federal Reserve Board on June 11, 2021).
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020 by multiplying the transaction valuation by 0.0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $73,399.80	Filing Party:
Aerodrome Infrastructure S.à r.l.
Servicios de Tecnología Aeroportuaria, S.A. de C.V. Bagual S.à.r.l.
Grenadier S.à.r.l.
Pequod S.à.r.l.
Harpoon S.à.r.l.
Expanse S.à.r.l.
Fintech Holdings Inc.
David Martínez
Form or Registration No.: Schedule TO-T	Date Filed: May 24, 2021
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments, supplements, restatements and exhibits thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 24, 2021 by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”). The Schedule TO relates to the offer by the Offerors to purchase up to 60,155,201 shares of outstanding Series B ordinary shares held by U.S. Persons (the “Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons and each representing eight Series B Shares, “ADSs” and, together with the Series B Shares, the “Securities”).

The information in the Schedule TO is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO. This Amendment No. 3 is being filed to amend and supplement Item 7 as reflected below. Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and restated as follows:

(a) and (d) - The information set forth under “THE TENDER OFFER — Section 5. Source and Amount of Funds; Certain Requirements Regarding Offer Price” of the U.S. Offer to Purchase is incorporated herein by reference.

(b) - Not applicable.

The U.S. Offer to Purchase is amended as follows:

The response to the question “Do you have the financial resources to pay for the Securities?” in the “SUMMARY TERM SHEET” section is hereby deleted in its entirety and replaced with the following:

“The Offerors expect to fund the aggregate cash consideration to be paid in the Offers with cash on hand and the proceeds of a loan from an entity managed by the same investment advisor as the Offerors. For a summary of such loan, including the identity of the parties, the term, any collateral, the stated and effective interest rates, and other material terms and conditions of the loans, see “THE TENDER OFFER — Section 5. Source and Amount of Funds; Certain Requirements Regarding Offer Price — Funds”.”

The section “THE TENDER OFFER — Section 5. Source and Amount of Funds; Certain Requirements Regarding Offer Price — Funds” is hereby deleted in its entirety and replaced with the following:

“The total amount of funds that we must provide to purchase up to 60,155,201 Series B Shares, which is the maximum number of Series B Shares (including Series B Shares represented by ADSs) subject to the Offers, before fees and expenses, is estimated to be Ps.8,241,262,537 based on an Offer Price of Ps.137 per Series B Share.

We plan to acquire the tendered Securities, and to cover any related fees and expenses in connection with the Offers using cash on hand and the proceeds of a loan from an entity managed by the same investment advisor as the Offerors.

Loan Facility

On or prior to the settlement date of the Offers, Aerodrome will enter into a loan agreement (the “Loan Agreement”) with Fintech Investments Ltd. (“FIL”), pursuant to which FIL will provide an unsecured term loan in an aggregate amount of up to the equivalent in U.S. dollars of Ps.7,005,074,000, or 85% of the total amount of funds required to settle the Offers (the “Loan Facility”). The Loan Facility will mature on December 31, 2031, and all outstanding amounts under the Loan Facility will become due and payable on the maturity date. The Loan Facility may be repaid, in whole or in part, at any time without premium or penalty, after giving FIL at least five business days’ notice. The Loan Facility will bear interest at a rate of 6.0% per annum. Interest on the Loan Facility will be payable semi-annually on June 30 and December 31 of each year.

The Loan Agreement will be governed by Luxembourg law and any dispute arising out of or in connection with the Loan Agreement will be subject to the exclusive jurisdiction of the courts of the City of Luxembourg.

Aerodrome intends to repay the Loan Facility with the proceeds of dividends or other distributions paid on the Securities. Aerodrome may also explore opportunities from time to time to refinance the Loan Facility with the proceeds of a bank loan secured by Securities owned by it and its affiliates.

The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit (b) to the Schedule TO filed with the SEC and is incorporated herein by reference in its entirety. Holders of Securities are urged to read the Loan Agreement for a more complete description of the provisions contained therein.

Cash on Hand

The Offerors intend to fund up to Ps.1,236,188,537, or 15% of the total amount of funds required to settle the Offers, as well as any related fees and expenses in connection with the Offers, with available cash on hand. Such amount will be contributed by FH to Bagual, Grenadier, Pequod, Harpoon and Expanse, which will in turn contribute such amount to Aerodrome.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)†	U.S. Offer to Purchase, dated May 24, 2021.
(a)(1)(ii)†	Form of ADS Letter of Transmittal for Series B Shares.
(a)(1)(iii)†	Acceptance Letter for Tenders of Series B Shares held by U.S. Persons.
(a)(1)(iv)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(v)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(vi)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(vii)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(viii)†	Summary Publication published on May 24, 2021, in the Wall Street Journal. (a)(1)(ix)†Supplement to U.S. Offer to Purchase, dated June 9, 2021
(a)(1)(x)†	Press Release, issued by the Offerors on June 16, 2021.
(a)(1)(xi)†	Amendment No. 2 to the Schedule TO, dated June 16, 2021 (incorporated by reference to the Schedule TO/A filed to the SEC by the Offerors on June 16, 2021).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).
(a)(5)(i)†	SETA Financial Statements for the Years Ended December 31, 2020 and 2019.
(a)(5)(ii)†	Press Release, issued by the Offerors on May 24, 2021.

(b)	Form of Loan Agreement between Aerodrome Infrastructure S.à r.l. and Fintech Investments Ltd.
(d)	None.
(g)	None.
(h)	None.

† Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

GRENADIER S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.

By:	/s/ Christian Whamond
	Name:	Christian Whamond
	Title:	Authorized Person

AERODROME INFRASTRUCTURE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person